Torch Partners Corporate Finance, Inc.

Statement of Financial Condition and Supplementary Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2023
(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 68966

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Torch Partners Corporate Finance Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33 Cavendish Square

(No. and Street)

London   **W1G0PW**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rupert Robson   **44 7227 8830**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC

(Name – if individual, state last, first, and middl e name)

1411 Broadway, 9th Floor   **New York**   **NY**   **10018-3496**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, **Rupert Robson**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of, **Torch Partners Corporate Finance Inc.,** as of **December 31, 2023**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

Signature: DocuSigned by: Rupert Robson 6CF0AF9EDCEB49F...

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Torch Partners Corporate Finance, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torch Partners Corporate Finance, Inc. (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York

February 28, 2024

Torch Partners Corporate Finance, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2023

Assets		
Cash	$	150,298
Deferred tax asset		198,336
Due from affiliates		24,906
Other assets		8,046
Total assets	$	381,586

Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	53,192
Total liabilities		53,192

Stockholder's equity		
Common stock		504,000
Additional paid-in capital		432,985
Accumulated deficit		(608,591)
Total stockholder's equity		328,394
Total liabilities and stockholder's equity	$	381,586

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

1.   **Organization and Description of Business**

Torch Partners Corporate Finance, Inc. (the "Company") is a corporation incorporated in the state of California on March 4, 2011. On October 10, 2012, the Company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Torch Partners IB Holdings Limited. The Company's business activities include private placement of securities on a best efforts basis and investment banking merger and acquisition ("M&A") advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution, which at times may exceed federally insured limits.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25, *Accounting for Uncertainty in Income Taxes,* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the US federal and state jurisdictions. The Company remains subject to income tax examinations for all periods since 2019. Any potential examinations may include questioning the timing and amount of deductions and compliance with US federal and state tax laws. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Liquidity
The Company had net income from operations for the year ended December 31, 2023. Due to the nature of the Broker-Dealer Services agreement with the Affiliate, the Company has no doubt of its ability to continue as a going concern. The Parent will provide financial support, on an as-needed basis, to the Company sufficient for the Company to satisfy its obligations and net capital requirements.

3.   **Related Party Agreements**

On August 8, 2013, the Company entered into an Administrative Services Agreement with Torch Partners Corporate Finance Limited. The agreement was terminated on February 11, 2021. On February 9, 2021, the Company entered into a new Administrative Services Agreement (the "Expense Sharing Agreement") with the Affiliate effective January 1, 2021. In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate. The Company incurred $14,400 of expenses under the Expense Sharing Agreement.

On August 8, 2013, the Company also entered into a Marketing and Transaction Support Services agreement with the Affiliate. The agreement was terminated on March 13, 2021. On February 9, 2021, the Company entered into a new Marketing and Transaction Support Services agreement with the Affiliate effective January 1, 2021. As per the terms of this agreement, the Company earns revenues from transaction execution support services it provides to the Affiliate and is reimbursed for marketing support and business development expenses from the Affiliate. For the year ended December 31, 2023, the Company was not entitled to any reimbursement for expenses under this agreement.

On February 9, 2021, the Company also entered into a Broker-Dealer Services agreement with the Affiliate effective January 1, 2021. As per the terms of this agreement, the Affiliate compensates the Company a service fee equal to the Company's monthly running cost base plus a margin of 5%. On a monthly basis, the Affiliate reimburses the Company for this service fee net of any expenses payable under the Expense Sharing Agreement. The Company earned $191,045 of revenue under the Broker-Dealer Services agreement.

As of December 31, 2023, the Company has $2,019 payable to the Affiliate and $26,925 due from the Affiliate. These balances are netted on the balance sheet as of December 31, 2023.

4.   **Income Taxes**

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of asset and liabilities. The Company has a deferred tax asset of $198,336 at December 31, 2023, which is primarily attributable to book-to-tax differences. The Company has a federal net operating loss carryforward of $815,755 at December 31, 2023, and a state net operating loss carryforward of $814,155 at December 31, 2023.

The Company records uncertain tax positions in accordance with ASC 740-10-25, *Accounting for Uncertainty in Income Taxes,* on the basis noted in Note 2 above.

5.   **Stockholder's Equity**

Capital Structure:
As of December 31, 2023, the Company was authorized to issue 1,000,000 shares of stock, of which 504,000 shares were issued and outstanding.

6.   **Leases**

The Company applies ASC Topic 842, *Leases.* The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous US GAAP requirements.

The Company evaluated its existing vendor agreements, including its expense sharing agreement, for the recognition criteria under this guidance. It was determined that as of January 1, 2023 or during the year ended December 31, 2023, no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

7.   **Net Capital Requirements**

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $97,106, which was $92,106 above its required net capital of the greater of $5,000 or 6.67% of aggregated indebtedness, which was $5,000 at December 31, 2023. The ratio of aggregate indebtedness to net capital was .55 to 1 at December 31, 2023.

8.   **Concentration of Credit Risk**

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company`s financial condition, results of operations and cash flows.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

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9.   **Exemption from Rule 15c3-3**

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 as it does not and will not hold customer funds or securities and has not been subject to the reserve computation for possession or control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

10.   **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2024 through the date these financial statements were issued. The Company did not have any significant subsequent events to report.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission.

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